EXHIBIT 12.1
EURONET WORLDWIDE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Year Ended December 31,
(dollar amounts in thousands)	2007	2006	2005
Pretax income from continuing operations before adjustment for minority interest or income from unconsolidated subsidiaries	$82,348	$61,023	$37,272
Add:
Fixed charges	30,549	16,718	9,885
Dividends received	1,760		336
Less:
Capitalized interest	(339)	—	—

Adjusted pretax income	$114,318	$77,741	$47,493

Fixed charges:
Interest expense	$26,213	$14,747	$8,459
Estimate of interest within rental expense	3,997	1,971	1,426
Capitalized interest	339	—	—

Total fixed charges	$30,549	$16,718	$9,885

Ratio of earnings to fixed charges	3.7	4.7	4.8

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